SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RealNetworks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

75605L 10 4
(CUSIP Number of Class of Securities Underlying Options)

Robert Kimball
Executive Vice President, Corporate
Development and Law,
General
Counsel and Corporate Secretary
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121
(206) 674-2700
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
(206) 883-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,845,340	$2,000.17

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 26,319,598 shares of common stock of RealNetworks, Inc. having an aggregate value of approximately $35,845,340 as of November 13, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 2,000.17
Form or Registration No.:	Schedule TO-I
Filing party:	RealNetworks, Inc.
Date filed:	November 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on November 19, 2009, as amended by Amendment No. 1 (“Amendment No. 1”) to Schedule TO filed on December 8, 2009, by RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”). The Schedule TO, as amended, relates to the offer by the Company to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 26,319,598 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than $4.48 (the “Eligible Options”).
     Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is the final amendment to the Schedule TO made to report the results of the Exchange Offer. Except as amended or supplemented hereby, all terms of the Schedule TO filed November 19, 2009, as amended, and the exhibits thereto remain unchanged.
Item 4. Terms of the Transaction.
     (a) This Amendment No. 2 hereby amends Item 4(a) of the Schedule TO filed November 19, 2009, as amended, by adding the following paragraph:
     “The Exchange Offer expired on December 17, 2009 at 9:00 p.m., U.S. Pacific Time. RealNetworks has accepted for cancellation options to purchase an aggregate of 18,918,542 shares of its common stock, which were cancelled as of December 17, 2009, and, in exchange, has granted new options to purchase an aggregate of 8,053,624 shares of its common stock. The exercise price per share of the new options granted in the offer is $3.63, the closing price of its common stock as reported by The NASDAQ Global Select Market on December 17, 2009.”
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule TO, as amended, is true, complete and correct.

REALNETWORKS, INC.
/s/ Robert Kimball
Robert Kimball
Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary

Date: December 18, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)†	Offer to Exchange Certain Outstanding Options for New Options, dated November19, 2009.

(a)(1)(B)†	Email to All Eligible Employees from Sid Ferrales, dated November 19, 2009.

(a)(1)(C)†	Form of Email to Eligible Employees Forwarding Login Information, dated November 19, 2009.

(a)(1)(D)†	Form of Election Form.

(a)(1)(E)†	Form of Withdrawal Form.

(a)(1)(F)†	Form of Confirmation Email/Letter to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(G)†	Form of Reminder Email.

(a)(1)(H)†	Screen Shots of Offer Website.

(a)(1)(I)†	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(J)†	Employee Presentation Slide Deck.

(a)(1)(K)†	Frequently Asked Questions Regarding Stock Options.

(a)(1)(L)†	Frequently Asked Questions Regarding Exchange Offer.

(a)(1)(M)††	Email to Eligible Employees Regarding Informational Sessions, dated December 8, 2009.

(b)	Not applicable.

(d)(1)*	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)*	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(3)*	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(4)*	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(5)†	RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 21, 2009 and to be effective upon completion of the Exchange Offer.

(d)(6)†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(7)†	Form of Non-Qualified Stock Option Terms and Conditions (For Optionees Located Outside the U.S.) for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference to the Schedule TO filed by the Company on November 19, 2009, as amended.

††	Incorporated by reference to Amendment No. 1 to Schedule TO filed by the Company on December 8, 2009.

*	Previously filed.